Exhibit 4.6

AMENDMENT NO. 1

to the

AGRIUM 401(k) RETIREMENT SAVINGS PLAN

This Amendment No. 1 is made to the Agrium 401(k) Retirement Savings Plan, as most recently amended and restated as of January 1, 2014, to incorporate effective January 1, 2015 certain limitations on investment into the Employer Stock fund:

1. The following Article 6 INVESTMENT OF CONTRIBUTIONS is amended and restated in its entirety to read as follows effective January 1, 2015:

ARTICLE 6 — INVESTMENT OF CONTRIBUTIONS

6.1	Investment of Participant Contributions

Participants, in accordance with uniform and nondiscriminatory procedures, may direct the investment of their Participant contributions (defined herein as Basic Deferred Income Contributions, Voluntary Deferred Income Contributions, Rollover Contributions and Employee Transfer Contributions) in such funds as the Company may select. If the Participant elects to have his deposits invested in more than one Fund, the investment in each Fund must be an even multiple of 1% of the total Participant’s contributions. Notwithstanding the foregoing, effective January 1, 2015, Participants may not direct the investment of more than 20% of their Participant contributions per payroll into the Employer Stock fund. In the event that no investment direction is given by the Participant, then the entire amount shall be immediately invested in the fund designated by the Committee as the default investment option.

6.2	Change in Current Investment Election

Subject to the limitations of Paragraph 6.1, any investment election directed by the Participant shall continue in effect until changed by the Participant. A Participant may change the type of investment election to be applicable to his future contributions subject to the limitations of Paragraph 6.1. Any change in investment election will be determined in accordance with procedures for implementing such a change to be determined by the Committee. Any such procedure will be applied uniformly to all Participants.

6.3	Conversion of Past Investment Elections

Subject to the limitations of Paragraph 6.1 and the provisions of this Paragraph 6.3, a Participant may elect to change the investment election for all or a portion of the funds then credited to him by complying with procedures as determined by the Committee. Effective January 1, 2015, no Participant may elect to invest funds then credited to the Participant into the Employer Stock fund to the extent that such election would cause the funds credited to the Participant in the Employer Stock fund to exceed 20% of the total funds credited to the Participant under the Plan, determined in accordance with procedures established by the Committee uniformly applied to all Participants. The Plan does not impose restrictions or conditions on the Participant’s ability to direct divestment of the Participant’s interest in the Employer Stock fund and reinvestment in other Plan investment funds other than restrictions or conditions imposed by reason of the application of securities laws or as otherwise permitted pursuant to Treasury Regulation Section 1.401(a)(35)-1 or other applicable guidance.

6.4	Investment of Employer Contributions

The investment of Employer Contributions, as defined in Article 4, shall be allocated among one or more funds in the same manner as the Participant Contributions as elected by the Participant in accordance with Paragraph 6.1, except that on and after January 1, 2008 through December 31, 2014, Participants may not invest Employer Contributions in the Employer Stock fund and on or after January 1, 2015, Participants may not invest more than 20% of Employer Contributions in the Employer Stock fund.

2.	In all other respects, the Plan, as amended, shall continue in full force and effect.

Pursuant to the authority delegated to the Committee, this amendment has been signed by SVP, HR [Title] on the date set forth below:

PENSION COMMITTEE

By:
Title:	Senior VP, HR

Date:	12/16/2014

2